Exhibit 99.27

BUSINESS ACQUISITION REPORT

Form 51-102F4

Item 1 - Identity of the Company

1.1	Name and Address of the Company

Concordia Healthcare Corp. (the “Company”)

277 Lakeshore Road East

Suite 302

Oakville, Ontario

L6J 1H9

1.2	Executive Officer

For further information in respect of this report and the significant acquisition described herein, please contact:

Leith J. Tessy

Chief Financial Officer and Secretary of the Company

(905) 842-5150

Item 2 - Details of Acquisition

2.1	Nature of Business Acquired

On May 15, 2014, Concordia Pharmaceuticals Inc. (“CPI”), a wholly-owned subsidiary of the Company, completed the purchase of Donnatal®, pursuant to the terms and conditions of a previously announced asset purchase and sale agreement entered into on March 19, 2014 (the “Asset Purchase Agreement”), from a privately held specialty pharmaceutical company carrying on business as Revive Pharmaceuticals (“Revive Pharmaceuticals”).

Donnatal® is an adjunctive therapy in the treatment of irritable bowel syndrome (“IBS”) and acute enterocolitis and is available in two formulations: immediate release Donnatal® Tablets, and immediate release Donnatal® Elixir, a fast acting liquid. In addition to the drug, the Company acquired the sales and marketing infrastructure related to the product.

2.2	Date of the Acquisition

The effective date of the acquisition of Donnatal® was May 15, 2014 (the “Closing Date”). The date of acquisition for accounting purposes is the Closing Date.

2.3	Consideration

The Company acquired Donnatal® for total consideration of USD$329,151,334, comprised of USD$200,000,000 in cash and an aggregate of 4,605,833 common shares of the Company valued at USD$129,151,334 based on the closing price of the Company’s stock on May 15, 2014 of CAD$30.50 per share converted to USD using the May 15, 2014 Bank of Canada closing USD:CAD exchange rate of 1:1.0877.

On the date of the Asset Purchase Agreement, the 4,605,833 common shares of the Company were valued at USD$65,342,697 based on the closing trading price of the Company’s common shares on the Toronto Stock Exchange on March 18, 2014 of CAD$15.80 per share converted to USD using the March 18, 2014 Bank of Canada closing USD:CAD exchange rate of 1:1.1137.

The Company paid for the cash component of the acquisition through a combination of available cash and debt financing. In this respect, the Company entered into a secured credit facility having a principal amount of up to USD$195,000,000, consisting of a USD$170,000,000 term loan and a USD$25,000,000 operating line (the “Credit Facility”) with GE Capital, Healthcare Financial Services and a syndicate of lenders. The Credit Facility is secured by the assets of the Company and the assets of its material subsidiaries.

2.4	Effect on Financial Position

The acquisition of Donnatal® complements the Company’s Legacy Drugs Division. The Company has no current plans or proposals for material changes in its business affairs or the affairs of Donnatal®, which may have a significant effect on the results of operations and financial position of the Company.

2.5	Prior Valuations

Not applicable.

2.6	Parties to the Acquisition

The acquisition did not involve an informed person, associate or affiliate of the Company.

2.7	Date of Report

This report is dated June 9, 2014.

Item 3 - Financial Statements

The following financial statements have been included with this report:

(a)	Schedule A: Audited carve out financial statements for Donnatal® for the years ended December 31, 2013 and December 31, 2012 and unaudited carve out financial statements for Donnatal® for the three months ended March 31, 2014 and the three months ended March 31, 2013.

(b)	Schedule B: Unaudited Pro Forma Consolidated Balance Sheet of the Company as at March 31, 2014, Unaudited Pro Forma Consolidated Income Statement of the Company for the Three Months Ended March 31, 2014 and Unaudited Pro Forma Consolidated Income Statement of the Company for the Year Ended December 31, 2013.

SCHEDULE A

DONNATAL PRODUCT LINE

OF PBM PHARMACEUTICALS, INC.

Carve-Out Financial Statements

(in US Dollars)

For the Three Months Ended March 31, 2014 and 2013

and the Years Ended December 31, 2013 and 2012

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Glen Allen, VA 23060
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Charlottesville, VA 22903
www.keitercpa.com

DONNATAL PRODUCT LINE OF PBM PHARMACEUTICALS, INC.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Directors of Concordia Healthcare Corp.:

Report on the Financial Statements

We have audited the accompanying carve-out balance sheets of the Donnatal Product Line of PBM Pharmaceuticals, Inc. (the “Company”), as defined in Note 1 to the carve-out financial statements as of December 31, 2013 and 2012, and the related carve-out statements of income, changes in net equity, and cash flows for the years then ended, and the related notes to the carve-out financial statements.

Management’s Responsibility for the Carve-Out Financial Statements

Management is responsible for the preparation and fair presentation of these carve-out financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of carve-out financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these carve-out financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the carve-out financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the carve-out financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the carve-out financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the carve-out financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the carve-out financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the carve-out financial statements referred to above present fairly, in all material respects, the carve-out financial position of the Donnatal Product Line of PBM Pharmaceuticals, Inc. as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States.

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June 6, 2014	4401 Dominion Boulevard, 2nd Floor
Glen Allen, Virginia	Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632
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REPORT OF INDEPENDENT ACCOUNTANTS

To the Directors of Concordia Healthcare Corp.:

We have reviewed the accompanying carve-out balance sheet of the Donnatal Product Line of PBM Pharmaceuticals Inc. (the “Company”), as defined in Note 1 to the carve-out financial statements as of March 31, 2014, and the related carve-out statements of income, changes in net equity, and cash flows for the three months ended March 31, 2014, and the related carve-out statements of income and cash flows for the three months ended March 31, 2013, and the related notes to the carve-out financial statements. A review includes primarily applying analytical procedures to management’s financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the carve-out financial statements as a whole. Accordingly, we do not express such an opinion.

Management is responsible for the preparation and fair presentation of the carve-out financial statements in accordance with accounting principles generally accepted in the United States and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the carve-out financial statements.

Our responsibility is to conduct the reviews in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the carve-out financial statements. We believe that the results of our procedures provide a reasonable basis for our report.

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying carve-out financial statements in order for them to be in conformity with accounting principles generally accepted in the United States.

June 6, 2014
Glen Allen, Virginia

> Certified Public
Accountants & Consultants
4401 Dominion Boulevard, 2nd Floor
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632
www.keitercpa.com

DONNATAL PRODUCT LINE OF PBM PHARMACEUTICALS, INC.

(in US Dollars)

Carve-Out Balance Sheets

	Reviewed	Audited
	March 31, 2014	December 31, 2013	December 31, 2012
Assets

Current assets:
Accounts receivable, net	$7,575,146	$6,508,054	$4,408,132
Inventories, net	1,805,987	1,975,989	1,101,378
Prepaid expenses and other current assets	630,291	787,734	250,793

Total current assets	10,011,424	9,271,777	5,760,303

Property and equipment, net	828,824	848,915	89,316

Intangible assets, net	377,240	418,906	585,573

Total assets	$11,217,488	$10,539,598	$6,435,192

Liabilities and Net Equity

Current liabilities:
Accounts payable	$389,728	$547,336	$305,009
Accrued expenses	1,425,515	1,885,571	922,340
Allowance for sales returns	6,071,339	5,444,891	2,622,042

Total current liabilities	7,886,582	7,877,798	3,849,391

Net equity	3,330,906	2,661,800	2,585,801

Total liabilities and net equity	$11,217,488	$10,539,598	$6,435,192

See accompanying notes to carve-out financial statements.

DONNATAL PRODUCT LINE OF PBM PHARMACEUTICALS, INC.

(in US Dollars)

Carve-Out Statements of Income

	Reviewed		Audited
	Three Months Ended March 31,		Years Ended December 31,
	2014	2013	2013	2012

Net sales	$12,027,884	$10,083,650	$49,792,483	$16,406,341

Cost of sales	590,743	447,582	2,253,950	1,662,636

Gross profit	11,437,141	9,636,068	47,538,533	14,743,705

Operating expenses:
Selling, general, and administrative expenses	2,963,667	1,439,670	8,118,941	4,190,375
Depreciation and amortization	75,812	51,879	258,868	199,259

Total operating expenses	3,039,479	1,491,549	8,377,809	4,389,634

Net income	$8,397,662	$8,144,519	$39,160,724	$10,354,071

See accompanying notes to carve-out financial statements.

DONNATAL PRODUCT LINE OF PBM PHARMACEUTICALS, INC.

(in US Dollars)

Carve-Out Statements of Changes in Net Equity

	Reviewed	Audited
	Three Months Ended	Years Ended December 31,
	March 31, 2014	2013	2012

Net equity, beginning of period	$2,661,800	$2,585,801	$596,514

Net income	8,397,662	39,160,724	10,354,071

Distributions to owner	(7,728,556)	(39,084,725)	(8,364,784)

Net equity, end of period	$3,330,906	$2,661,800	$2,585,801

See accompanying notes to carve-out financial statements.

DONNATAL PRODUCT LINE OF PBM PHARMACEUTICALS, INC.

(in US Dollars)

Carve-Out Statements of Cash Flows

	Reviewed		Audited
	Three Months Ended March 31,		Years Ended December 31,
	2014	2013	2013	2012

Cash flows from operating activities:
Net income	$8,397,662	$8,144,519	$39,160,724	$10,354,071
net income to net cash from operating activities:
Depreciation and amortization	75,812	51,879	258,868	199,259
Changes in operating assets and liabilities:
Accounts receivable, net	(1,067,092)	(2,169,452)	(2,099,922)	(3,754,942)
Inventories, net	170,002	53,133	(874,611)	244,021
Prepaid expenses and other current assets	157,443	(153,486)	(536,941)	(69,768)
Accounts payable	(157,608)	324,857	242,327	108,051
Accrued expenses	(460,056)	179,001	963,231	581,697
Allowance for sales returns	626,448	175,051	2,822,849	704,219

Net cash provided by operating activities	7,742,611	6,605,502	39,936,525	8,366,608

Cash flows used in investing activities:
Purchase of property and equipment	(14,055)	(46,466)	(851,800)	(1,824)

Cash flows used in financing activities:
Distributions to owner	(7,728,556)	(6,559,036)	(39,084,725)	(8,364,784)

Net change in cash	—	—	—	—

Cash, beginning of period	—	—	—	—

Cash, end of period	$—	$—	$—	$—

See accompanying notes to carve-out financial statements.

DONNATAL PRODUCT LINE OF PBM PHARMACEUTICALS, INC.

(in US Dollars)

Notes to Carve-Out Financial Statements

1.	Summary of Significant Accounting Policies:

Nature of Operations: PBM Pharmaceuticals, Inc. (the “Company”) is incorporated in Delaware and was formed on February 7, 2001. The Company distributes several branded prescription products including Donnatal® (the “Drug), a mild antispasmodic medication used for relief of cramps and pain associated with various stomach, intestinal, and bowel disorders, including irritable bowel syndrome.

On May 15, 2014, a subsidiary of Concordia Healthcare Corp. (the “Acquiring Company”) purchased all rights and patents to the Drug from the Company for consideration of approximately $329 million.

Basis of Presentation: These carve-out financial statements have been prepared on a carve-out basis from the Company’s accounting records to represent the assets, liabilities, and operating activities of the Drug, purchased by the Acquiring Company, on a stand-alone basis as of March 31, 2014, December 31, 2013, and December 31, 2012, and three months ended March 31, 2014 and 2013, and for the years ended December 31, 2013, and 2012 in accordance with accounting principles generally accepted in the United States.

The carve-out financial statements are not necessarily indicative of the results that would have been attained if the Drug were owned by a separate legal entity during the periods presented and therefore are not necessarily indicative of future operating results. No adjustments have been made to reflect possible incremental changes to the cost structure as a result of the acquisition by the Acquiring Company. The basis for the allocation of assets, liabilities, and results of operations to the accounts of the carve-out financial statements are as follows:

Accounts receivable - net were allocated to the carve-out financial statements based on the net sales ratio of the Drug relative to the total net sales of the Company.

Inventories - net, intangible assets - net, sales - net, allowance for sales returns, and cost of sales were allocated to the carve-out financial statements based on the Company’s existing accounting records specific to the carved-out assets, liabilities, and operations.

Prepaid expenses, accounts payable, accrued expenses, net property and equipment, and selling, general, and administrative expenses were allocated to the carve-out financial statements based on a blended methodology, based first on the Company’s accounting records specific to the carved-out assets, liabilities, and operations, and if not specifically identifiable, they were allocated based on the net sales ratio of the Drug relative to the total net sales of the Company, as applicable.

DONNATAL PRODUCT LINE OF PBM PHARMACEUTICALS, INC.

(in US Dollars)

Notes to Carve-Out Financial Statements, Continued

1.	Summary of Significant Accounting Policies, Continued:

Basis of Presentation, Continued: These carve-out financial statements are prepared on the historical cost basis. The accounting policies have been consistently applied to all the periods presented unless otherwise stated. The carve-out financial statements are presented in U.S. dollars. The functional currency is also the U.S. dollar as this is the principal currency of the economic environment in which the Company operates.

Use of Estimates: The preparation of carve-out financial statements in conformity with generally accepted accounting principles requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the carve-out financial statements and the reported amounts of revenues and expenses during the periods reported. Significant items subject to such estimates and assumptions include the carrying amount of trademarks and valuation of allowances for receivables, customer returns, and inventories. Actual results could differ from those estimates.

Revenue Recognition: Sales and related cost of sales (including shipping costs) are recognized when title and risk of loss pass to the customer, which is generally upon delivery, provided collectability is probable. Sales are shown net of the estimated sales returns and sales discounts. Discounts are reductions to invoiced amounts offered to customers for payment within a specified period and/or standard fees associated with the Company’s distribution agreements. Provisions for discounts and sales returns are estimates based on the Company’s experience and expectations.

Accounts Receivable, Net: Accounts receivables are reported net of an allowance for doubtful accounts. The allowance is based on management’s estimate of the amount of receivables that will actually be collected. The allowance was $26,656 at March 31, 2014. The allowance was $26,656 and $0 at December 31, 2013 and 2012, respectively.

Concentrations of Credit Risk and Significant Customers: Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of accounts receivable. The Company performs ongoing credit evaluations of its trade customers prior to delivery and generally does not require collateral. At March 31, 2014, three customers accounted for 88% of the Drug’s gross accounts receivable. For the three months ended March 31, 2014 and 2013, three customers accounted for 90% and 94%, respectively of the Drug’s gross sales. At December 31, 2013, three customers accounted for 98% of the Drug’s gross accounts receivable, and at December 31, 2012 three customers accounted for 93% of the Drug’s gross accounts receivable. For the years ended 2013 and 2012, three customers accounted for 94% and 93%, respectively, of the Drug’s gross sales.

DONNATAL PRODUCT LINE OF PBM PHARMACEUTICALS, INC.

(in US Dollars)

Notes to Carve-Out Financial Statements, Continued

1.	Summary of Significant Accounting Policies, Continued:

Inventories, Net: Inventories consist of merchandise held for resale and are stated at the lower of cost determined on first-in, first-out (“FIFO”) method, or market. There is an inventory reserve for all damaged and expired merchandise, including merchandise with less than six months of shelf life remaining.

Property and Equipment: Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization is calculated on the straight-line method over the estimated useful lives ranging from three to ten years. Costs of repairs and maintenance are expensed as incurred.

Intangible Assets: Intangible assets are amortized over their respective estimated useful lives to their estimated residual values in accordance with the provisions of Financial Accounting Standards Board (“FASB”) guidance on goodwill and other intangible assets, and are reviewed for impairment in accordance with FASB guidance on accounting for impairment or disposal of long-lived assets. No impairment losses were recognized in 2014, 2013 or 2012.

Income Taxes: The Company, with the consent of its stockholders, has elected for federal income tax purposes to be an S Corporation. In lieu of corporate income taxes, the stockholders of an S Corporation are taxed on their proportionate share of the Company’s taxable income or loss. Accordingly, no provision or liability for income taxes has been included in the accompanying carve-out financial statements.

Income Tax Uncertainties: The Company follows FASB guidance related to accounting for uncertainty in income taxes, which clarifies the accounting for income taxes by prescribing the minimum recognition threshold that a tax position is required to meet before being recognized in the Company’s carve-out financial statements. Management has evaluated the effect of guidance surrounding uncertain income tax positions and concluded that the Company has no significant carve-out financial statement exposure to uncertain income tax positions at March 31, 2014, and December 31, 2013, and December 31, 2012. The Company’s income tax returns for years from 2010 remain open for examination by tax authorities. The Company is not under audit by any tax jurisdiction.

Risks and Uncertainties: The pharmaceutical industry is highly regulated by federal laws and regulations. In addition, the introduction of generic drug competition could impair the value of the Company’s intangible assets or significantly affect sales volume.

Marketing and Advertising Expenses: The Company expenses marketing and advertising costs as they are incurred. Advertising and marketing expense related to the Drug were $328,302 for the three months ended March 31, 2014, and $534,765 for the three months ended March 31, 2013. Advertising and marketing expenses related to the Drug were $1,735,047 for 2013 and $407,918 for 2012.

DONNATAL PRODUCT LINE OF PBM PHARMACEUTICALS, INC.

(in US Dollars)

Notes to Carve-Out Financial Statements, Continued

1.	Summary of Significant Accounting Policies, Continued:

Research and Development: Research and development costs are charged to operations as incurred. The costs related to the Drug were $79,452 for the three months ended March 31, 2014 and $51,023 for the three months ended March 31, 2013. The costs related to the Drug were $897,016 for 2013 and $127,588 for 2012.

2.	Inventories:

Inventories consisted of the following components at:

	Reviewed	Audited
	March 31, 2014	December 31, 2013	December 31, 2012

Purchased for resale	$1,753,013	$1,955,999	$1,236,063
Promotional stock/samples	356,210	221,836	80,015
Packaging	171,587	238,668	68,358
Inventory reserve	(474,823)	(440,514)	(283,058)

	$1,805,987	$1,975,989	$1,101,378

3.	Property and Equipment:

Property and equipment consisted of the following at December 31:

	Reviewed	Audited
	March 31, 2014	December 31, 2013	December 31, 2012

Computer equipment	$231,454	$224,081	$139,611
Furniture and fixtures	221,403	221,609	29,959
Leasehold improvements	593,961	586,656	8,023

	1,046,818	1,032,346	177,593
Less accumulated depreciation	217,994	183,431	88,277

	$828,824	$848,915	$89,316

DONNATAL PRODUCT LINE OF PBM PHARMACEUTICALS, INC.

(in US Dollars)

Notes to Carve-Out Financial Statements, Continued

3.	Property and Equipment, Continued:

Depreciation expense was $34,145 for the three months ended March 31, 2014 and $10,212 for the three months ended March 31, 2013. Depreciation expense was $92,201 and $32,592 for the years ended December 31, 2013 and 2012, respectively.

4.	Intangible Assets:

Intangible assets consist of the Drug’s brand trademarks and are amortized using the straight-line method over 15 years. Accumulated amortization at March 31, 2014 was $2,122,760. Accumulated amortization at December 31, 2013 and 2012 was $2,081,094 and $1,914,427, respectively. Amortization expense was $41,667 for the three months ended March 31, 2014 and 2013, respectively. Amortization expense was $167,667 for the years ended December 31, 2013 and 2012, respectively. Future amortization expense from March 31, 2014 is as follows:

Year	Amortization
2014	$125,000
2015	166,667
2016	85,573

$377,240

5.	Commitments and Contingencies:

In September 2012, due to a manufacturing problem at its supplier, the Company initiated a product recall for the Drug that had been manufactured by its supplier which were then in the supply chain. All recalled quantities of the Drug were subsequently returned to the Company and the Company returned the recalled Drug quantities to the supplier. Since September 2012, the Company has not been able to purchase this Drug from its supplier. The Company believes it has adequately addressed the manufacturing issue and has limited its exposure through the voluntary recall.

The Company is a party to a Master Logistics Agreement (the “Logistics Agreement”) with UPS Supply Chain Solutions, Inc. (“UPS”) through February 14, 2015. Under the Logistics Agreement, UPS provides warehouse services for the Drug, including receiving and unloading the Drug at the distribution facility, placing the Drug in storage, picking the Drug for shipment, and loading outbound trailers. UPS also provides customer service functions, including coordination of order acceptance, inquiry response, product returns management, and accounts receivable processing and oversight. Payments under this agreement were approximately $144,561 and $86,755 for the three months ended March 31, 2014 and 2013, respectively, and $347,021 and $284,050 for the years ended December 31, 2013 and 2012, respectively.

DONNATAL PRODUCT LINE OF PBM PHARMACEUTICALS, INC.

(in US Dollars)

Notes to Carve-Out Financial Statements, Continued

5.	Commitments and Contingencies, Continued:

The Company has agreed to indemnify its distributors (and, in turn, is indemnified by its suppliers) of the Company’s products for events that may arise regarding product quality, defects, and conformity with federal laws and regulations. From time to time, the Company is involved in litigation related to the Drug that the Company considers to be in the normal course of business. The Company is not presently involved in any legal proceedings related to the Drug which management expects individually or in the aggregate to have a material adverse effect on its financial condition or results of operations.

The Company leases office space in Charlottesville, Virginia from a related party for its administrative headquarters and call center. Minimum future payments under its operating leases at March 31, 2014 are $211,006 for 2014 and $67,929 for 2015. Rent expense was $52,752 and $47,164 for the three months ended March 31, 2014 and 2013, respectively, and $188,654 and $68,348 for the years ended December 31, 2013 and 2012, respectively.

6.	Employee Retirement Plan:

Employees are eligible to participate in an employee savings/retirement plan under Section 401(k) of the Internal Revenue Code. The plan provides for salary reduction contributions by eligible participants, subject to certain limitations, and matching contributions of 50% of the participant’s first 6% of elective deferrals. The Company contributed $343 and $434 to the plan for the three months ended March 31, 2014 and 2013, respectively, and $1,736 and $1,370 to the plan for the years ended December 31, 2013 and 2012, respectively.

7.	Subsequent Events:

The Company has evaluated subsequent events as they relate to the Drug for potential recognition or disclosure through June 6, 2014, the date the carve-out financial statements were available to be issued, and has determined there are no subsequent events to be reporting in the accompanying carve-out financial statements.

SCHEDULE B

Concordia Healthcare Corp.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2014

Concordia Healthcare Corp.

PRO FORMA CONSOLIDATED BALANCE SHEET

(Unaudited – prepared by management)

As at March 31, 2014

(Stated in thousands of U.S. Dollars)

	Concordia Healthcare Corp	Donnatal	Pro Forma Adjustments	Reference	Pro Forma Consolidated
Assets
Current
Cash	$77,973	$—	$(35,500)	3(a)	$42,473
Accounts receivable	10,063	7,575	(7,575)	3(b)	10,063
Inventory	3,719	1,806	—		5,525
Prepaid expenses and other current assets	4,317	630	—		4,947
Deferred income taxes	127	—	—		127

	96,199	10,011	(43,075)		63,135
Fixed assets	578	829	(829)	3(b)	578
Intangible assets	61,120	—	—		61,120
Unallocated goodwill and intangibles	36,249	377	326,338	3(a)	362,964

Total Assets	$194,146	$11,217	$282,434		$487,797

Liabilities
Current
Accounts payable	$3,422	$390	$(390)	3(b)	$3,422
Accrued liabilities	3,358	1,425	(1,425)	3(b)	3,358
Provisions	26,918	6,071	(6,071)	3(b)	26,918
Royalties payable	3,755	—	—		3,755
Taxes payable	1,182	—	—		1,182
Current portion of notes payable	662	—	—		662
Current portion of Long-Term Debt: Term Loan A	—	—	8,500	3(a)	8,500
Current portion of purchase consideration payable	2,751	—	—		2,751

	42,048	7,886	614		50,548
Notes payable	5,297	—	—		5,297
Purchase consideration payable	22,277	—	—		22,277
Long-term Debt: Term Loan A	—	—	156,000	3(a)	156,000
Deferred taxes	6,408	—	—		6,408
Other liabilities	15	—	—		15

Total Liabilities	$76,045	$7,886	$156,614		$240,545

Shareholders’ Equity
Share capital	$115,511	$—	$129,151	3(a)	$244,662
Net equity	—	3,331	(3,331)	3(a)	—
Reserve for share based compensation	1,993	—	—		1,993
Accumulated other comprehensive income	2	—	—		2
Retained earnings	595	—	—		595

Total Shareholders’ Equity	$118,101	$3,331	$125,820		$247,252

Total Liabilities and Shareholders’ Equity	$194,146	$11,217	$282,434		$487,797

Concordia Healthcare Corp.

PRO FORMA CONSOLIDATED INCOME STATEMENT

(Unaudited – prepared by management)

For the three months ended March 31, 2014

(Stated in thousands of U.S. Dollars)

	Concordia Healthcare Corp	Donnatal	Pro Forma Adjustments	Reference	Pro Forma Consolidated

Revenue	$16,810	$12,028	$—		$28,838
Cost of sales	3,854	591	—		4,445

Gross profit	12,956	11,437	—		24,393

Operating expenses
General and administrative	4,691	2,142	—		6,833
Selling and marketing	944	742	—		1,686
Research and development	1,418	79	—		1,497
Share-based compensation	756	—	—		756
Business acquisition related costs	174	—	—		174
Depreciation expense	34	76	—		110

Total operating expenses	8,017	3,039	—		11,056

Operating income	4,939	8,398	—		13,337

Other income and expense
Interest and accretion expense (income)	4,705	—	1,479	3(c)	6,184
Change in fair value of contingent consideration	567	—	—		567
Amortization of intangible assets	580	—	—		580
Foreign exchange (gain) loss	865	—	—		865
Other (income) expense	(5)	—	—		(5)

Net Income (Loss) before tax	(1,773)	8,398	(1,479)		5,146

Income taxes	63	—	—		63

Net Income (Loss)	$(1,836)	$8,398	$(1,479)		$5,083

Weighted Average number of shares outstanding (000’s)
Basic					23,933
Fully Diluted					26,194

Earnings Per Share
Basic					$0.21
Fully Diluted					$0.19

Concordia Healthcare Corp.

PRO FORMA CONSOLIDATED INCOME STATEMENT

(Unaudited – prepared by management)

For the year ended December 31, 2013

(Stated in thousands of U.S. Dollars)

	Concordia Healthcare Corp	Donnatal	Pro Forma Adjustments	Reference	Pro Forma Consolidated

Revenue	$40,447	$49,792	$—		$90,239
Cost of sales	8,338	2,254	—		10,592

Gross profit	32,109	47,538	—		79,647

Operating expenses
General and administrative	8,476	3,795	—		12,271
Selling and marketing	2,464	3,427	—		5,891
Research and development	—	897	—		897
Share-based compensation	1,070	—	—		1,070
Exchange listing expenses	2,404	—	—		2,404
Business acquisition related costs	3,692	—	7,883	3(d)	11,575
Depreciation expense	18	259	—		277

Total operating expenses	18,124	8,378	7,883		34,385

Operating income	13,985	39,160	(7,883)		45,262

Other income and expense
Interest and accretion expense (income)	6,382	—	5,972	3(e)	12,354
Change in fair value of derivative warrants	4,648	—	—		4,648
Amortization of intangible assets	120	—	—		120
Foreign exchange (gain) loss	129	—	—		129
Other (income) expense	(150)	—	—		(150)

Net Income (Loss) before tax	2,856	39,160	(13,855)		28,161

Income taxes	425	—	—		425

Net Income (Loss)	$2,431	$39,160	$(13,855)		$27,736

Weighted Average number of shares outstanding (000’s)
Basic					10,938
Fully Diluted					11,038

Earnings Per Share
Basic					$2.54
Fully Diluted					$2.51

Concordia Healthcare Corp.

NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited – prepared by management)

1. ACQUISITION OF DONNATAL®

Concordia Healthcare Corp. (“Concordia” or the “Company”) is a diverse healthcare company focused on legacy pharmaceutical products, orphan drugs, and medical devices for the diabetic population. The Company’s Legacy Drugs division consists of an ADHD-treatment drug, Kapvay® (clonidine extended release tablets), Ulesfia® (benzyl alcohol) Lotion, a Head Lice Treatment, and an Asthma-related medication, Orapred ODT® (prednisolone sodium phosphate orally disintegrating tablets). Concordia’s Specialty Healthcare Distribution (“SHD”) division distributes medical supplies targeting diabetes and related conditions. Concordia’s orphan drugs division, Pinnacle, markets Photofrin® in the United States.

On May 15, 2014, Concordia Pharmaceuticals Inc. (“CPI”), a wholly-owned subsidiary of the Company, completed the purchase of Donnatal®, pursuant to the terms and conditions of a definitive agreement announced previously and entered into on March 19, 2014, from a privately held specialty pharmaceutical company carrying on business as Revive Pharmaceuticals (“Revive Pharmaceuticals”). Donnatal® will be added to the Company’s Legacy Drugs division.

Donnatal®, an adjunctive therapy in the treatment of irritable bowel syndrome (“IBS”) and acute enterocolitis, is available in two formulations: immediate release Donnatal® Tablets, and immediate release Donnatal® Elixir, a fast acting liquid. For decades, Donnatal® has delivered gentle relief from the symptoms of IBS. In addition to the drug, the Company acquired the sales and marketing infrastructure related to the product.

The Company acquired Donnatal® for total consideration of US$329,151,334 comprised of US$200,000,000 in cash and an aggregate of 4,605,833 common shares of the Company valued at US$129,151,334 based on the closing price of the Company’s stock on May 15, 2014 of CAD$30.50 per share converted to USD using the May 15, 2014 Bank of Canada closing USD:CAD exchange rate of 1:1.0877.

The Company paid for the cash component of the acquisition through a combination of available cash and debt financing. In this respect, the Company entered into a secured credit facility having a principal amount of up to US$195 million, consisting of a US$170 million term loan and a US$25 million operating line (the “Credit Facility”) with GE Capital, Healthcare Financial Services and a syndicate of lenders. The Credit Facility is secured by the assets of the Company and the assets of its material subsidiaries.

2. BASIS OF PRESENTATION

The unaudited pro forma consolidated financial statements of Concordia have been prepared by management in accordance with International Financial Reporting Standards for inclusion in the Business Acquisition Report dated June 9, 2014. In the opinion of management, the pro forma consolidated financial statements include all adjustments necessary for fair presentation of the transactions as described above.

The unaudited pro forma consolidated financial statements of the Company have been compiled from the following financial information:

•	Unaudited interim financial statements of Concordia for the three months ended March 31, 2014;

•	Audited financial statements of Concordia for the year ended December 31, 2013;

•	Audited carve out financial statements of Donnatal® for the year ended December 31, 2013 and unaudited carve out financial statements of Donnatal® for the three months ended March 31, 2014.

The conversion of Donnatal’s financial statement from US GAAP to IFRS has no material impact.

The unaudited pro forma consolidated balance sheet has been prepared as if the transactions described in Note 1 had occurred on March 31, 2014. The unaudited pro forma consolidated income statements have been prepared as if the transactions described in Note 1 had occurred on January 1, 2013.

The unaudited pro forma consolidated financial statements are not intended to reflect the financial position or performance of the Company which would have actually resulted had the proposed transactions described in Note 1 and other pro forma adjustments occurred as assumed. Further, these unaudited pro forma consolidated financial statements are not necessarily indicative of the financial position or performance that may be attained in the future. The unaudited pro forma consolidated financial statements should be read in conjunction with the financial information referred to above.

3. PRO FORMA CONSOLIDATED ADJUSTMENTS

The unaudited pro forma consolidated financial statements incorporate the following assumptions:

(a)	Completion of the purchase of Donnatal® will be as follows:

Net Assets Acquired
Inventory	$1,806
Prepaid expenses and deposits	630
Unallocated Goodwill and Intangibles	326,715

Total	$329,151

Consideration Comprised of:
Cash	$35,500

Debt:
Term Loan A - short term	8,500
Term Loan A - long term	161,500
Less: Debt Issuance Costs	(5,500)

Total Debt net of issuance costs	164,500

Equity Issued	129,151

Total Consideration	$329,151

The above allocation of the purchase price is preliminary. The Company continues to assess and review the fair values of the net assets acquired. Since the Company continues to finalize the valuation of assets acquired and liabilities assumed at the date of the acquisition, the allocation of the purchase price could vary significantly from the amounts used in these unaudited pro forma consolidated financial statements.

As part of the above allocation of the purchase price, the net equity balance in the equity section of the Donnatal pro forma balance sheet as at March 31, 2014 of $3,331 has been eliminated.

(b)	The unaudited pro forma consolidated financial statements have been adjusted to eliminate the following assets and liabilities not acquired as part of the acquisition:

Net Assets not acquired
Accounts receivable	$7,575
Fixed assets	829
Accounts payable	(390)
Accrued liabilities	(1,425)
Provisions	(6,071)

Total net assets not acquired	$518

(c)	The unaudited pro forma consolidated income statement for the three months ended March 31, 2014 includes an adjustment to increase interest and accretion expense by $1,479 to reflect the impact of the additional debt in the form of the Term Loan A, as described in Note 3(a), incurred by the Company to finance the acquisition of Donnatal®.

(d)	The unaudited pro forma consolidated income statement for the year ended December 31, 2013 includes an adjustment to increase business acquisition related costs by $7,883 representing the estimated advisory, consulting and legal costs incurred by the Company related to the acquisition of Donnatal®.

(e)	The unaudited pro forma consolidated income statement for the year ended December 31, 2013 includes an adjustment to increase interest and accretion expense by $5,972 to reflect the impact of the additional debt in the form of the Term Loan A, as described in Note 3(a), incurred by the Company to finance the acquisition of Donnatal®.